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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K  [ ] Form 20F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR


               For Period Ended:August 1, 1998

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:     CROWN BOOKS CORPORATION

Address of Principal         3300 75th Avenue
Executive Office:            Landover, MD  20785


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

     The unaudited financial statements of Crown Books Corporation ("Registrant") for the fiscal quarter ended August 1, 1998, are currently not available. Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code on July 14, 1998 and is currently operating its business as a debtor-in-possession. The commencement of Registrant's bankruptcy case and Registrant's subsequent determination to close up to 79 of its 177 stores require that certain adjustments be made in Registrant's financial statements and related footnote disclosure. The need to determine and quantify these adjustments has resulted in a delay in the finalization and filing of Registrant's Form 10-Q.


PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

                      Thomas F. Hurley, Esq.
                      Montgomery, McCracken, Walker & Rhoads, LLP
                      123 South Broad Street
                      Philadelphia, PA 19109
                      Telephone:  (215) 772-7385

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that its revenues for the quarter ended August 1, 1998 will be approximately $55 million, as opposed to $67 million in the year-earlier period, and that its net loss will be at least $28 million for the quarter ended August 1, 1998 (and may be substantially more), as opposed to $4 million in the year-earlier period. The decrease in revenue was primarily due to interruptions in the supply of Registrant's inventory resulting from Registrant's liquidity problems. The net loss for the quarter ended August 1, 1998 consists of approximately $8.6 million in operating losses before extraordinary items, with the balance representing charges ("Reorganization Charges") taken primarily as a result of the commencement of Registrant's Chapter 11 bankruptcy case on July 14, 1998 and its subsequent determination to close up to 79 of its 177 stores. The increase in ordinary operating loss before Reorganization Charges reflected the reduction in revenue and a reduction in gross margin partly offset by a reduction in selling and administrative expenses, as well as the unavailability during such quarter of tax benefits accruing during the year-earlier quarter. Reorganization Charges, consisting primarily of write-downs in the value of inventory and other assets, the accrual of other store closing expenses and an increase in the Reserve for Closed Stores and Restructuring, will be at least $19.5 million and may be substantially more. Registrant currently is in the process of determining the appropriate amount of such Reorganization Charges.

CROWN BOOKS CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 1998                    By: /s/ Steven Pate
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                                                   Steven Pate,
                                                   Vice President and Acting
                                                   Chief Financial Officer